

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

Marc Angell
Chief Executive Officer, Director and Principal Financial Officer
The Marquie Group, Inc.
7901 4th Street North
Suite 4000
St. Petersburgh, FL 33702

> **Re: Marquie Group, Inc.**
> **Form 10-K for the fiscal year ended May 31, 2021**
> **File No. 000-54163**

Dear Mr. Angell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology